Filed by Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hollywood Entertainment Corporation

(Registration No. 333-122485)

The following articles were published on February 14, 2005.

This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Blockbuster has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission. Investors and security holders of Hollywood are advised to read these disclosure materials (and any other disclosure materials filed with the Securities and Exchange Commission when they become available) because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Blockbuster with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Blockbuster may also be obtained from Blockbuster upon request by directing such request to Blockbuster’s Information Agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, NY 10022, E-mail: hollywood.info@morrow.com. Banks and brokerage firms please call: (800) 654-2468. Shareholders please call: (800) 607-0088. Noteholders please call: (800) 654-2468.

Blockbuster May Face FTC Challenge

By JOHN R. WILKE and JOE FLINT

Staff Reporters of THE WALL STREET JOURNAL

February 14, 2005; Page A3

Blockbuster Inc.’s hostile bid to acquire Hollywood Entertainment Inc. is facing mounting opposition from federal antitrust enforcers. At the same time, regulatory authorities have decided not to challenge a lower-priced, friendly offer from rival Movie Gallery Inc.

Recent moves by the Federal Trade Commission signal that the agency may be preparing to challenge Blockbuster’s sweetened $991 million offer for Hollywood, just as it did when the nation’s two largest video chains proposed to combine forces in 1999. The agency’s staff — concerned that a merger of Dallas-based Blockbuster and Wilsonville, Ore.-based Hollywood could lead to higher video-rental prices — has been hiring outside economic experts and taking sworn depositions of Blockbuster executives, people close to the case said. They also have obtained hundreds of company documents, some showing that Blockbuster and Hollywood view each other as direct rivals, these people said.

Meanwhile, FTC officials have decided to allow Movie Gallery’s $850 million bid to move forward by declining to review the deal beyond a statutory deadline last Friday. Hollywood accepted Movie Gallery’s bid last month.

In any antitrust review, defining the market is pivotal. So the question is whether Blockbuster and Hollywood Entertainment principally set their prices and marketing in response to video-rental stores or whether the equation includes retail giants such as Wal-Mart Stores Inc., which has became a major seller of low-priced DVDs, and NetFlix Inc., the Web-based mail-order service.

Blockbuster’s legal team has argued that competition is plentiful, as the market has been transformed by the entry of NetFlix, video-on-demand cable movie services and rising sales of low-price DVDs from mass-market retailers.

“Wal-Mart and new technologies are the competitor, and the competition is national in scope,” making local video-rental competition largely irrelevant, said Edward Stead, Blockbuster’s general counsel. To support this view, Blockbuster cites its recent move to drop late fees on rental returns as a direct response to NetFlix, which doesn’t charge late fees.

“The sensible thing for the FTC to do is to make a decision consistent with the realities we’re experiencing, and allow the shareholders of Hollywood to choose between the Movie Gallery and Blockbuster offers on their merits, without regulatory delay or interference,” Mr. Stead said.

Movie Gallery is expected to argue before the FTC that Blockbuster will attempt to recover the revenue it lost by eliminating late fees by raising retail rental prices after it acquires Hollywood. More broadly, Movie Gallery will argue that NetFlix and Wal-Mart don’t alter the basic competitive equation between Blockbuster and Hollywood Entertainment, the second-largest chain by revenue. Movie Gallery says that 80% of the 1,920 Hollywood outlets in the U.S. are within two miles or less of a Blockbuster, which has about 5,500 U.S. outlets.

By contrast, there’s very little geographic overlap between Hollywood Entertainment and Movie Gallery, Dothan, Ala., which is the third-largest chain by revenue; most of its 2,000 U.S. stores serve smaller towns and suburbs. This lack of overlapping markets was the likely reason why the FTC allowed the Movie Gallery bid to move forward on Friday.

No formal decision has been made by the FTC staff on whether to recommend an antitrust challenge to the Blockbuster bid. If the staff does recommend a challenge, the five FTC commissioners would then have to vote, deciding for themselves whether the market has been transformed by new competitors. It is also possible that Blockbuster could work out a settlement with the FTC that would ease antitrust concerns by selling off stores in the local markets where a direct overlap with a Hollywood outlet exists.

On Friday, Hollywood said it is planning to send out a proxy statement in the coming weeks in advance of a shareholder vote on the Movie Gallery merger. Separately, a special committee of Hollywood’s board is evaluating the rival Blockbuster bid, and will make a recommendation on the offer by Thursday. Whatever the FTC decides to do — challenge the Blockbuster deal in court, or let it proceed — is likely to be decisive.

In a separate move intended to turn up the heat on Hollywood Entertainment, Blockbuster last week commenced a hostile tender offer for $225 million of Hollywood’s long-term debt.

The Associated Press         02/14/2005

Blockbuster sets in motion hostile bid for Hollywood Video

By RUKMINI CALLIMACHI Associated Press Writer

PORTLAND, Ore.

Dallas-based [Blockbuster] Inc. has begun a hostile takeover of its smaller Oregon rival, Hollywood Entertainment Corp.

[Blockbuster] officials said Friday the company had approached Hollywood’s creditors to buy around $225 million of the video retailer’s debt, roughly two-thirds of the Oregon company’s overall debt.

The offer sets in motion [Blockbuster]’s plan announced one week ago to offer $985 million in cash and stock for No. 2 Hollywood, which has already agreed to a $900 million offer from the nation’s third largest video chain, Alabama-based Movie Gallery Inc.

[Blockbuster]’s bid equals $14.50 cash and stock per share, compared to Movie Gallery’s offer of $13.25 cash only per share.

Both suitors had promised to assume the $350 million in Hollywood debt.

“When you buy a company, you also assume all its debt and liabilities _ [Blockbuster] is saying ‘We’re ready to start buying your debt,’” said analyst Arvind Bhatia, senior vice president and director of research at Southwest Securities Inc. in Dallas. “It’s just step No. 2 in what [Blockbuster] already announced they would do,” he said.

Shareholders have until March 11 to decide whether or not to sell their shares to [Blockbuster], the nation’s largest video retailer with roughly 9,000 stores worldwide.

If Hollywood and Movie Gallery were to merge, it would create a combined video chain with about 4,500 stores _ still only half the size of the far larger [Blockbuster].

And smaller is sometimes better, Movie Gallery officials argue. In their pitch to Hollywood shareholders, they have consistently stressed that the [Blockbuster] bid will most likely be struck down by regulators. In 1999, the Federal Trade Commission derailed [Blockbuster]’s plan to swallow Hollywood, after the deal was deemed anticompetitive.

[Blockbuster] officials counter that the market is no longer just video retailers, but also big box chains which sell videos and DVDs, such as Wal-Mart, and mail-order retailers like Netflix. If the market is expanded to include those players, the combined No. 1 and No. 2 video rental chains is no longer a regulatory threat, officials of the nation’s leading chain said.

“We’re dealing in a commercial world where the reality is Wal-Mart and the new technologies are the competitor and the competition is national in scope. Local video rental is irrelevant in that scheme,” said [Blockbuster] spokesman Randy Hargrove. “The sensible thing for the Federal Trade Commission to do is to make a decision consistent with the realities we are experiencing and allow shareholders of Hollywood to choose between the offers on their merits, without regulatory delay or interference,” he said.

Analysts say that that argument is one which might fly in a Republican administration, but they caution that the regulatory hurdle cannot be ignored.

“You could say the chances of approval are higher than under a Democratic administration, but that’s not to say its a slamdunk,” said Bhatia, referring to the marriage of [Blockbuster] and Hollywood.

Daniel Burch, a Hollywood spokesman, declined to comment, saying the company intends to respond by Feb. 17, or 10 business days after [Blockbuster]’s initial offer as required by federal securities law. Officials at Movie Gallery did not immediately return calls.

For shareholders, there are now three possible avenues of action, industry watchers say.

They could sell their shares right now at $14.27 per share _ the least risky bet.

Or they could gamble on [Blockbuster]’s $14.50 per share offer and pray regulators approve the merger. Third, they could hold out and hope that Movie Gallery ups-the-ante by increasing its $13.25 all cash bid, one which will most likely will sail through regulatory hoops.

“It’s a question of a bird in hand versus one in the bush,” said analyst Marla Backer with New York-based Research Associates-Soleil.

[Blockbuster] shares fell 5 cent to $9.40 in Friday trading on the New York Stock Exchange, while Hollywood Entertainment shares rose 20 cents to $14.27 on the Nasdaq. Movie Gallery inched up another 9 cents to $21.42 also on the Nasdaq.